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Exhibit (a)(5)(B)

Cap Rock Energy Seeking Former Members of the Cooperative Who Own Unclaimed Stock

Midland, TX, February 5/PRNewswire—First Call/—Cap Rock Energy Corporation (AmEx: RKE) today announced that it would commence an offer, pursuant to the terms outlined in its Prospectus of July 2001, to purchase certain shares of its outstanding common stock which were distributed to certain former members of Cap Rock Electric Cooperative, Inc., the Company's predecessor. The Company's common stock is currently trading above the offering price of $10 per share, which was set in the Prospectus.

The Cap Rock Energy Corporation Shareholders' Trust was established by the Company on behalf of former members of the Cooperative whose addresses are unknown and who would have received shares of common stock of the Company in connection with the conversion of the Cooperative from a member owned cooperative to a shareholder owned corporation. The Company and the Trustees of the Trust are continuing their search to locate any of those former owners who may be entitled to receive shares of common stock of the Company that are currently being held by the Trustees and to advise them of the offer.

The required offer to purchase will begin on February 8, 2003, and end 60 days later, at 5 p.m. Eastern Time on April 8, 2003. Because the current market price of the Company's common stock is higher than the offering price, the Trustees have indicated that they do not intend to tender the shares held in the Trust. If you were formerly a member or customer of Cap Rock Electric Cooperative, Inc. and have never received correspondence from the Cooperative or the Company concerning the conversion plan and your patronage capital, you may be entitled to receive shares of common stock of the Company. If you believe you may be one of the former members of the Cooperative whose shares are being held in the Trust, please call Peg Geer with Cap Rock Energy at (915) 684-0302 for further assistance.

The foregoing can be interpreted as including forward-looking statements under the Private Securities Litigation Reform Act of 1995. Actual future results may differ materially from what is suggested by the statements above.

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  Exhibit (a)(5)(B)